Cojax Oil and Gas Corporation

3033 Wilson Boulevard, Suite E605, Arlington, Virginia. 22201

Telephone: (703) 261-8606; Writer’s Email: jeff@jeffguzy.com

July 2, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

ATTN:

 Kevin Dougherty, Corporation Finance

Lauren Nguyen, Legal Branch Chief

John Cannarella, Accounting Branch

Karl Hiller, Accounting Branch

Re:	CoJax Oil and Gas Corporation

Confidential Draft Submission of Draft Registration Statement on Form S-1

Amendment Number Three Submitted on July 2, 2019; CIK No. 0001763925

This letter sets forth the responses of Cojax Oil and Gas Corporation (the “Company” or “Issuer”) to the comment letter, dated June 26, 2019, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Submission Amendment No. 2 of its Draft Registration Statement on Form S-1, submitted confidentially on June 11, 2019 (the “Draft Registration Statement”). This letter and Confidential Submission Amendment No. 3 of the Draft Registration Statement (“DRS No. 3”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of DRS No. No. 3 blackline marked to indicate changes from the version confidentially submitted on July 2, 2019.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of Issuer. All references to page numbers in CoJax responses are to the pages in the clean version of DRS No. 3 as submitted via electronic filing.

SEC Comment 1.

Form DRS/A filed June 11, 2019 – Prospectus Cover Page, page 4

SEC COMMENT:  1. Disclosure here indicates that you are offering 3 million shares of common stock for maximum gross proceeds of $3,000,000. However, elsewhere in your registration statement, you indicate that maximum proceeds will be $6,000,000. Please revise the disclosures throughout your filing to resolve the inconsistencies.

Issuer Response:  The correction of the maximum proceeds dollar amount has been made throughout the prospectus.

SEC Comment 2.

Form DRS/A filed June 11, 2019 - Corporate History and Recent Developments, page 9

SEC COMMENT 2. We note your revised disclosure in response to comment 3, as well as the agreement with Newbridge Securities Corporation filed as Exhibit 10.7. Please also disclose the material terms of this agreement, including:

•

the contingent fee, of 9% of your aggregate equity value, payable in common stock, to be issued with 5 days of the consummation of this offering;

•

the lock-up provisions applicable to these shares; and

•

the expenses of Newbridge covered under the agreement, regardless of whether this offering closes.

Issuer Response:   Requested disclosures are set forth on page 9 of prospectus.

SEC Comment 3

Form DRS/A filed June 11, 2019 - Management's Discussion and Analysis General, page 18

SEC COMMENT 3.  Please expand your disclosures in MD&A to also address your results of operations and financial condition through the most recent interim period for which financial statements are required to comply with Item 303(b) of Regulation S-K. The Summary Financial Data tabulations that appear on pages 12 and 13 may also be revised to include details pertaining to periods covered by the interim financial statements that are required in the filing.

Issuer Response:  Requested disclosures and revisions are set forth on pages 23-24, 31-33 of the prospectus.

SEC Comment 4

Form DRS/A filed June 11, 2019 - Use of Proceeds, page 35

SEC COMMENT 4. We note your revisions in response to comment 6. However, we also note that you have revised to disclose that this is a best efforts, minimum-maximum offering. As such, please disclose the use of proceeds if the minimum amount of your common stock is sold.

Issuer Response:  The requested disclosures are set forth on page 48 of the prospectus.

If you have any question regarding this letter or DRS No. 3 please contact Jeffrey Guzy at telephone (703) 216-8606, or via e-mail at jeff@jeffguzycom, or Paul W. Richter, PW Richter, plc, outside legal counsel to Issuer, at telephone (703) 725-7299 or via email at pwr@pwrichtersec.com.

Sincerely, /s/ Jeffrey Guzy Jeffrey Guzy Chairman of the Board of Directors CoJax Oil and Gas Corporation